File No. 69-250



                  SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.


                             FORM  U-3A-2


                 Statement by Holding Company Claiming
                 Exemption under Rule U-3A-2 from the
               Provisions of the Public Utility Holding
                          Company Act of 1935




                 To be Filed Annually Prior to March 1





TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:





1. Name, state of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

   Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on Jan. 15, 1981, under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy conducts no business and owns no operating assets, but does own directly or indirectly t h e common stock of, or a partnership interest in, 46 subsidiaries, including Tampa Electric Company, a public utility company for purposes of the Act. All of the subsidiaries are organized under the laws of Florida with the exception of Electro-Coal Transfer Corporation, which is a Louisiana corporation; TECO Coal Corporation, Gatliff Coal Company, Clintwood Elkhorn Mining Company, Pike-Letcher Land Company and Premier Elkhorn Coal
   Company,  which  are  Kentucky  corporations;  Rich  Mountain Coal
   Company, which is a Tennessee corporation; TECO Coalbed Methane, Inc., which is an Alabama corporation; and those noted in the following paragraph.

   Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or a partnership interest in, 16 subsidiary companies. Nine of the subsidiaries, including TPS Guatemala One, Inc., are organized under the laws of Florida. Tampa Centro Americana De Electricidad, Limitada (TCAE), an exempt wholesale generator
   (EWG), of which TPS Guatemala One, Inc. owns a 98.15-percent partnership interest, is organized under the laws of Guatemala. TPS International Power, Inc., Tasajero I, LDC, TPS San Jose International, Inc., TPS San Jose, LDC, and San Jose Power Holding Company, Ltd. are all organized under the laws of the Cayman Islands. TPS San Jose, LDC owns a 50 percent partnership interest in San Jose Power Holding Company, Ltd. San Jose Power Holding Company, Ltd. owns a 92 percent partnership interest in Central Generadora Electrica San Jose, SRL which is organized under the laws of Guatemala. TECO Power is a direct wholly owned subsidiary of TECO Energy.

   C l aimant, Hardee Power I, Inc. ("Hardee Power I"), is a corporation organized on March 21, 1990, under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly






   owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.

   TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

   The principal business address, location and nature of business of the claimants and each of the other affiliated entities are as follows:


Name and address                    Location and nature of business

TECO Energy, Inc.                   Florida.  Parent company.
(TECO Energy)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

Tampa Electric Company(1)           Florida.  Generates, purchases,
(Tampa Electric)                    transmits, distributes and
TECO Plaza                          sells electric energy.
702 North Franklin Street
Tampa, FL 33602

  TERMCO, Inc.                      Florida.  Acts as exclusive
  (TERMCO)                          broker for Tampa Electric
  TECO Plaza                        in the purchase and sale
  702 N. Franklin Street            of real property.
  Tampa, FL 33602

  Power Engineering &               Florida.  Engaged in the
  Construction, Inc.                engineering and construction of
  (PEC)                             transmission and distribution
  TECO Plaza                        facilities outside of Tampa
  702 N. Franklin Street            Electric s service territory.
  Tampa, FL 33602

TECO Investments, Inc.(1)           Florida. Invests capital
(TECO Investments)                  in short- and long-term
TECO Plaza                          financial investments.
702 North Franklin Street
Tampa, FL 33602








Name and address                    Location and nature of business



Bosek, Gibson and Associates,       Florida  and  California.
Inc.(1)                             Energy services company
(BGA)                               performs engineering analysis,
TECO Plaza                          design and construction
702 N. Franklin Street              management.
Tampa, FL 33602

TeCom Inc.(1)                       Florida. Markets advanced
(TeCom)                             energy  management  and
TECO Plaza                          communications systems.
702 North Franklin Street
Tampa, FL  33602

TECO Finance, Inc.(1)               Florida.  Provides  financing
(TECO Finance)                      primarily for the diversified
TECO Plaza                          activities of TECO Energy.
702 North Franklin Street
Tampa, FL 33602

TECO Oil & Gas, Inc.(1)             Texas and the Gulf of Mexico.
(TECO Oil & Gas formerly called     Participates in the exploration
TECO Gas & Oil)                     and production of oil and gas
TECO Plaza                          in the Gulf of Mexico and
702 North Franklin Street           Texas.
Tampa, FL 33602

TECO Diversified, Inc.(1)           Florida.  Holding company.
(TECO Diversified)
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

  TECO Coal Corporation             Kentucky.  Holding company.
  (TECO Coal)
  P. O. Box 39
  Nevisdale, KY 40754

   Clintwood Elkhorn Mining         Kentucky.  Coal mining.
   Company
   (Clintwood)
   P. O. Box 39
   Nevisdale, KY 40754

   Gatliff Coal Company             Kentucky and Tennessee. Coal
   (Gatliff)                        mining and processing company.
   P. O. Box 39
   Nevisdale, KY 40754







Name and address                    Location and nature of business



   Pike-Letcher Land Company        Kentucky.  Land management
   (Pike-Letcher)                   company.
   P. O. Box 39
   Nevisdale, KY 40754

   Premier Elkhorn Coal Company     Kentucky.  Coal mining and
   (Premier Elkhorn)                processing company.
   P. O. Box 39
   Nevisdale, KY 40754

   Rich Mountain Coal Company       Tennessee.  Coal mining.
   (Rich Mountain)
   P. O. Box 39
   Nevisdale, KY 40754

  TECO Coalbed Methane, Inc.        Alabama.  Participates in
  (TECO Coalbed Methane)            the production of natural
  TECO Plaza                        gas from coal seams.
  702 North Franklin Street
  Tampa, FL  33602

  TECO Properties Corporation       Florida.  Real estate
  (TECO Properties)                 investment.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

   CPSC, Inc.                       Florida.  General partner
   (CPSC)                           of City Plaza Partners,
   TECO Plaza                       a limited partnership in
   702 N. Franklin Street           a real estate investment.
   Tampa, FL 33602

   City Plaza Partners, Ltd.        Florida.  Limited partnership
   (City Plaza Partners)            in a real estate investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

   30th Street R&D Park, Inc.       Florida.  Real estate
   (30th Street R&D)                investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602










Name and address                    Location and nature of business



   Tampa Essex, Inc.                Florida.  General partner
   (Tampa Essex)                    of  Tampa  Essex  LTD,  a limited
   TECO Plaza                       partnership in a real estate
   702 N. Franklin Street           i n vestment.  -  Inactive.
   Tampa, FL  33602

   Tampa Essex Place                Florida.  Limited partnership
   Associates, Ltd.                 in real estate investment.
   (Tampa Essex LTD)                - Inactive.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

   UTC II, Inc.                     Florida.  Real estate
   (UTC II)                         investment.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL  33602

  TECO Transport & Trade            Florida. Holding company.
  Corporation
  (TECO Transport)
  TECO Plaza
  702 N. Franklin Street
  Tampa, FL 33602

   Electro-Coal Transfer            Louisiana.  Transfers and
   Corporation                      stores coal and other bulk
   (Electro-Coal)                   commodities.
   TECO Plaza
   702 N. Franklin Street
   Tampa, FL 33602

     G C Service Company, Inc.      Florida.  Unloads coal from
     (G C Service)                  ocean-going vessels and
     TECO Plaza                     repairs vessels.
     702 N. Franklin Street
     Tampa, FL 33602

   Gulfcoast Transit Company        Florida.  Transports coal and
   (Gulfcoast)                      other bulk commodities in
   TECO Plaza                       ocean-going vessels to various
   702 N. Franklin Street           domestic and international
   Tampa, FL 33602                  destinations.










Name and address                    Location and nature of business



   Mid-South Towing Company         Mississippi, Ohio and Illinois
   (Mid-South)                      rivers.  Transports coal
   TECO Plaza                       and other bulk commodities
   702 N. Franklin Street           in river barges.
   Tampa, FL 33602

   TECO Towing Company              Mississippi, Ohio and Illinois
   (TECO Towing)                    rivers.  Charters river barges
   TECO Plaza                       and purchases fuel for
   702 N. Franklin Street           subsequent resale to affiliated
   Tampa, FL 33602                  companies.

TECO Power Services Corporation(1)  Florida. Holding company.(2)
(TECO Power)
TECO Plaza
702 North Franklin Street
Tampa, FL  33602

  Hardee Power I, Inc.              Florida.  General partner
  (Hardee Power I)                  of Hardee Power Partners. (2)
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

  Hardee Power II, Inc.             Florida. Limited partner of
  (Hardee Power II)                 Hardee Power Partners.
  TECO Plaza
  702 North Franklin Street
  Tampa, FL 33602

    Hardee Power Partners, Ltd.     Florida.  Limited
    (Hardee Power Partners)         partnership which owns
    TECO Plaza                      Hardee Power Station, a
    702 North Franklin Street       wholesale power generation
    Tampa, FL  33602                project. (2)

  TPS Panama One, Inc.              Florida.  Subsidiary formed for
  (TPS Panama One)                  the purpose of developing a
  TECO Plaza                        wholesale power generation
  702 North Franklin Street         project.
  Tampa, FL  33602

  TPS Guatemala One, Inc.           Florida.    Developer and joint
(TPS Guatemala One)                 venture partner in a whole-
  TECO Plaza                        sale power generation
  702 North Franklin Street         project.(3)
  Tampa, FL  33602









Name and address                    Location and nature of business



  TPS Operations Company            Florida. Operator of Hardee
  (TPS Operations)                  Power Station on a
  TECO Plaza                        cost-reimbursement basis.
  702 North Franklin Street
  Tampa, FL  33602

  TPS Clean Coal, Inc.              Florida. Subsidiary formed for
  (TPS Clean Coal)                  the purpose of developing a
  TECO Plaza                        wholesale power generation
  702 North Franklin Street         project.
  Tampa, FL  33602

  Lake County Power Resources,      Florida. Subsidiary formed for
  Inc.                              the purpose of developing a
  (Lake  County Power)              wholesale  power  generation
  TECO Plaza                        project.
  702 North Franklin Street
  Tampa, FL  33602

  TECO EnergySource, Inc.           Florida. Subsidiary formed for
  (TECO EnergySource)               the  purpose  of  marketing  and
  TECO Plaza                        selling energy sales.
  702 North Franklin Street
  Tampa, FL 33602

  TPS International Power, Inc.     Cayman  Islands.  Subsidiary
  (TPS International Power)         formed for the purpose of
  Ansbacher House, P.O. Box 500     developing wholesale power
  George Town, Grand Cayman,        generation projects.
  Cayman Islands, B.W.I.

    TPS San Jose International,     Cayman  Islands.  Subsidiary
    Inc.                            formed for the purpose of
    (TPS San Jose International)    developing wholesale power
    Caledonian House, Mary Street   generation projects.
    P.O. Box 265
    George Town, Grand Cayman
    Cayman Islands, B.W.I.

      TPS San Jose, LDC             Cayman Islands. Developer and
      (TPS San Jose)                joint venture partner in a
      Caledonian House, Mary        wholesale power generation
      Street                        project not yet in operation.(4)
      P.O. Box 265
      George Town, Grand Cayman
      Cayman Islands, B.W.I









        San Jose Power Holding      Cayman Islands. Holding company
        Company,  Ltd.              formed  to  develop  a  wholesale
        (San Jose Power Holding     p o wer  generation  project  not
        Company)                    yet in operation. (5)
        Upland House, P.O. Box 309
        George Town, Grand Cayman
        Cayman Islands, B.W.I.

         Central Generadora         Guatemala. Limitada corporation
         Electrica                  formed to develop a wholesale
         San Jose, SRL (CGESJ)      power generation project not
         13 Calle 3-40, Zona 10     yet  in  operation.  Construction
         Edifico Atlantis,          of this project is expected to
         Oficina 503, 5 to. Nivel   be completed in 1999.
         Guatemala City,
         Guatemala C.A.

  Tasajero I, LDC                   Cayman Islands.  Subsidiary
  (Tasajero I)                      formed for the purpose of
  Caledonian House, Mary Street     developing a wholesale power
  P.O. Box 265                      generation project.
  George Town, Grand Cayman
  Cayman Islands, B.W.I.

(1)  Direct subsidiary of TECO Energy, Inc.

(2) Hardee Power I, as the general partner of Hardee Power Partners; TECO Power, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.

(3) TPS Guatemala One had a 98.15-percent ownership interest in TCAE at Dec. 31, 1996.

(4) TPS San Jose had a 50-percent partnership interest in San Jose Power Holding Company at Dec. 31, 1996.

(5) San Jose Power Holding Company had a 92-percent partnership interest in CGESJ at Dec. 31, 1996.

2. A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the c l a i m ants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.







   The only properties to which this question applies are the following properties of Tampa Electric and Hardee Power Partners:

   Tampa Electric

   Tampa Electric had five electric generating plants and four combustion turbine units in service with a total net generating capability at Dec. 31, 1996 of 3,650 megawatts (MW) including Big Bend (1,745-MW capability for four coal units), Gannon (1,205-MW capability for six coal units), Hookers Point (212-MW capability for five oil units), Phillips (34-MW capability for two diesel units), Polk (250-MW capability from integrated gasification combined cycle (IGCC) unit) and four combustion turbine units located at the Big Bend and Gannon stations (204 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. The Polk IGCC unit began commercial operation in September 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Tampa Electric placed Dinner Lake on long-term reserve standby.

   T a m p a Electric owns 180 substations having an aggregate transformer capacity of 16,235,857 KVA. The transmission system consists of approximately 1,208 pole miles of high voltage transmission lines, and the distribution system consists of 6,866 pole miles of overhead lines and 2,538 trench miles of underground lines. As of Dec. 31, 1996, there were 513,117 meters in service. All the foregoing property is located within Florida.

   All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

   Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

   Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida, that serves as headquarters for Tampa






   Electric, TECO Energy and certain other TECO Energy subsidiaries.

   Hardee Power Partners

   Hardee  Power  Partners  has  one  electric  generating plant, the
   Hardee Power Station, which went into commercial operation Jan. 1, 1993. The station is located in Hardee County, Florida, on property under a long-term lease. The plant has a net generating capability of 295 MWs consisting of one combined cycle unit (220 MWs) and one combustion turbine (75 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under actual operating conditions. Hardee Power Partners owns no transmission or distribution facilities.

3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

   (a) N u mber of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

            TECO Energy - None
            Tampa Electric - 18,170,311,000 KWH

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - 517,215,000  KWH
            No distribution of natural or manufactured gas.


   (b) Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

            TECO Energy - None
            Tampa Electric - None

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - None














   (c) Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

            TECO Energy - None
            Tampa Electric - 30,313,000  KWH

            TECO Power - None
            Hardee Power I - None

            Hardee Power Partners - None
            No distribution of natural or manufactured gas.

   (d) Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            TECO Energy - None

            Tampa Electric - 235,000 KWH
            TECO Power - None

            Hardee Power I - None
            Hardee Power Partners - 4,410,287  Mcf of natural gas

4. The following information for the reporting period with respect to claimants and each interest held directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        Facility name, address and location:
        Alborada Power Station
        Escuintla, Guatemala
        approximately 35 miles southwest of Guatemala City, Guatemala

        Description:
        A  78-MW  facility  consisting of two General Electric
        L M 6000 turbines operated in simple cycle. Also i n c l u des a 230KV switchyard with two 13.8KV transformers and associated equipment.











   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

        At Dec. 31, 1996:
        TECO  Power  had  a  100-percent ownership interest in TPS
        Guatemala One.


        TPS Guatemala One had a 98.15-percent ownership interest in TCAE.

        TCAE  had  a  100-percent  ownership  interest in the Alborada
        Power Station.

   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        At Dec. 31, 1996:

        TECO Power had advanced to TPS Guatemala One - $47,216,262 TPS Guatemala One had advanced to TCAE - $33,508,032

        TPS Guatemala One had contributed equity to TCAE - $1,169,143.

        There   are  no  other  guarantees  or  loans  between  system
        companies and TPS Guatemala One or TCAE.

   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        Total capitalization of TCAE at Dec. 31, 1996 was $45,923,221.

        Total  earnings  of TCAE for the year ended Dec. 31, 1996 were
        $7,451,873.    TPS  Guatemala One s portion of the earnings of
        TCAE for the year ended Dec. 31, 1996 was $7,171,408.

   (e)  Identify   any  service,  sales  or  construction  contract(s)
        between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

        None.









Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended Dec. 31, 1996 of TECO Energy, TECO Power, and Hardee Power I, and their subsidiaries.

Exhibit B, Financial Data Schedule, was included in the filing made electronically with the Securities and Exchange Commission of this document via EDGAR as Exhibit 27 (Ex-27).

Attached hereto as Exhibit C is an organizational chart showing the relationship of TECO Energy, TECO Power, TPS Guatemala One and TCAE.

Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1997.

(CORPORATE SEAL)                    TECO ENERGY, INC.


Attest:                             BY: /s/  W.L. Griffin
                                       W.L. Griffin
                                       Vice President-Controller
   R. H. Kessel, Secretary


(CORPORATE SEAL)                    TECO POWER SERVICES CORPORATION


Attest:                             BY:  /s/    L.A.  Miller
                                       L. A. Miller
                                       Vice President-Controller
   R. H. Kessel, Secretary


(CORPORATE SEAL)                    HARDEE POWER I, INC.


Attest:                             BY: /s/  L.A. Miller
                                       L. A. Miller
                                       Vice President
   R. H. Kessel, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

          Name:     W. L. Griffin
          Title:    Vice President-Controller
          Address:  TECO Energy, Inc.
                    TECO Plaza
                    702 N. Franklin Street
                    Tampa, FL 33602


                                                                   EXHIBIT A
                                                                PAGE 1 OF 40


                                            TECO ENERGY, INC.
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1996
                                          (thousands of dollars)

                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -     TECO                   Energy, Inc.
ASSETS                        Company   Companies (1) Parent Only  Finance    Eliminations (Consolidated)
Current assets
 Cash and cash equivalents  $       108  $    9,593   $    2,392  $     85     $        -    $   12,178
 Short-term investments               -           6            -         -              -             6
 Receivables, less
   allowance for
   uncollectibles               128,791     179,381      150,543   207,718       (476,340)      190,093
 Inventories, at average
   cost
     Fuel                        56,968       5,247            -         -              -        62,215
     Materials and supplies      41,220      14,640            -         -              -        55,860
 Prepayments                      3,480       4,106            -     1,335              -         8,921
                                230,567     212,973      152,935   209,138       (476,340)      329,273
Investment in subsidiaries            -           -    1,561,749         -     (1,561,749)            -

Property, plant & equipment,
 at original cost
   Utility plant in service   3,536,573     248,094            -         -              -     3,784,667
   Construction work in
     progress                    40,202       5,241            -         -              -        45,443
   Other property                 6,006     884,658            -         -            846       891,510
                              3,582,781   1,137,993            -         -            846     4,721,620
   Less accum. depreciation   1,298,496     466,469            -         -              -     1,764,965
                              2,284,285     671,524            -         -            846     2,956,655

Other assets
   Other investments                  -      84,386        2,039         -              -        86,425
   Deferred income taxes         70,292       6,410            -         -              -        76,702
   Deferred charges &
     other assets                60,648      42,966        8,050         -              -       111,664
                                130,940     133,762       10,089         -              -       274,791
                            $ 2,645,792  $1,018,259   $1,724,773  $209,138    ($2,037,243)   $3,560,719

1  Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Oil & Gas, TeCom,
  TECO Power consolidated and BGA.

                                                                   EXHIBIT A
                                                                PAGE 2 OF 40


                                            TECO ENERGY, INC.
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1996
                                          (thousands of dollars)

                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -     TECO                   Energy, Inc.
LIABILITIES AND CAPITAL       Company    Companies (1) Parent Only  Finance    Eliminations (Consolidated)

Current liabilities
 Long-term debt due
   within one year          $    1,045   $    5,619   $   50,000   $ 20,000    $        -    $   76,664
 Notes payable                  98,600       22,857       83,288    204,600      (103,601)      305,744
 Accounts payable              117,323       93,376      312,887        129      (373,389)      150,326
 Customer deposits              52,867            -            -          -             -        52,867
 Interest accrued               12,070        1,456        1,946        740             -        16,212
 Taxes accrued                   7,399        8,264       (4,949)    (1,284)          328         9,758
                               289,304      131,572      443,172    224,185      (476,662)      611,571
Deferred income taxes          326,875      132,513      (32,664)         -                     426,724
Investment tax credit           53,837        2,423            -          -             -        56,260
Regulatory liability -
   tax related                  35,770            -            -          -             -        35,770
Other deferred credits         131,765       17,596        2,750          -             -       152,111
Long-term debt, less
 amount due within one year    661,103      255,187       50,000     30,000             -       996,290

Preferred stock of
 Tampa Electric                 19,960            -            -          -             -        19,960

Common stock                   935,516      428,620      477,899        100    (1,364,236)      477,899
Retained earnings              191,662       50,348      854,357    (45,147)     (196,345)      854,875
Unearned compensation
 related to ESOP                     -            -      (70,741)         -             -       (70,741)
                            $2,645,792   $1,018,259   $1,724,773   $209,138   ($2,037,243)   $3,560,719




1  Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Oil & Gas, TeCom,
   TECO Power consolidated and BGA.

                                                                   EXHIBIT A
                                                                PAGE 3 OF 40


                                            TECO ENERGY, INC.
                                    CONSOLIDATING STATEMENT OF INCOME
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)
                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -      TECO                  Energy, Inc.
                              Company   Companies (1) Parent Only   Finance   Eliminations (Consolidated)
Revenues                    $1,112,885    $562,479       $     -   $  1,002     $(203,363)   $1,473,003
Expenses
 Operation                     596,257     355,606         4,462         99      (219,042)      737,382
 Maintenance                    65,520      26,642             -          -             -        92,162
 Depreciation                  120,152      65,013             -          -            44       185,209
 Taxes-other than income        86,966      28,368             -          -             -       115,334
 Taxes-section 29 credits            -     (19,602)            -          -        19,602             -
                               868,895     456,027         4,462         99      (199,396)    1,130,087
Income from operations         243,990    106,452 (2)     (4,462)       903        (3,967)      342,916
Other income (expense)
 Allowance for other funds
   used during construction     16,498           -             -          -             -        16,498
 Other income (expense), net      (406)        301         9,491          -        (7,994)        1,392
 Preferred dividend req.
   of Tampa Electric                 -           -             -          -        (1,767)       (1,767)
                                16,092         301         9,491          -       ( 9,761)       16,123
Income before interest &
 income taxes                  260,082     106,753         5,029        903       (13,728)      359,039
Interest charges
 Interest expense               53,666       4,322         9,896     16,963         8,421        93,268
 Allowance for borrowed
   funds used during
   construction                 (6,371)          -             -          -             -        (6,371)
                                47,295       4,322         9,896     16,963         8,421        86,897
Income before provision
 for income taxes              212,787     102,431        (4,867)   (16,060)      (22,149)      272,142
Provision for income taxes      71,171      27,614         ( 747)    (6,195)      (20,355)       71,488
Preferred dividend req.
 of Tampa Electric               1,767           -             -          -        (1,767)            -
Net income                  $  139,849    $ 74,817       $(4,120)  $( 9,865)    $     (27)   $  200,654

(1)  Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Oil & Gas,
     TeCom, TECO Power consolidated and BGA.
(2)  Operating income includes items which are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense on the non-recourse debt related to the independent power operations.

                                                                   EXHIBIT A
                                                                PAGE 4 OF 40

                                            TECO ENERGY, INC.
                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)

                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -     TECO                   Energy, Inc.
                              Company   Companies (1) Parent Only  Finance    Eliminations (Consolidated)
Balance, beginning of
 period                       $188,191     $ 49,625     $781,469   ($35,282)    ($201,989)     $782,014
Add
 Net income                    141,616       74,817     200,681(2)  ( 9,865)     (206,595)      200,654
 Tax benefits - ESOP
   dividends                         -            -        2,158          -             -         2,158
                               329,806      124,429      984,308    (45,147)     (408,584)      984,826

Deduct
 Cash dividends on
   capital stock
     Preferred                   2,098            -            -          -        (2,098)            -
     Common                    134,985       74,094      129,451          -      (209,079)      129,451
     Other - Adjustment          1,062            -          500          -        (1,062)          500
 Balance, end of period       $191,662     $ 50,348     $854,357   ($45,147)    ($196,345)     $854,875

1  Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Oil & Gas, TeCom,
   TECO Power consolidated and BGA.

2  Includes $204,802 of TECO Energy's equity in earnings of subsidiaries.

                                                                   EXHIBIT A
                                                                PAGE 5 OF 40


                       TECO TRANSPORT & TRADE CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    215
                 Receivables, less allowance for uncollectibles        90,304
                 Inventories, at average cost
                   Materials and supplies                               9,697
                 Prepayments                                              822
                                                                      101,038

               Property, plant and equipment, at original cost
                 Construction work in progress                          3,630
                 Other property                                       440,031
                                                                      443,661
                 Less accumulated depreciation                        280,245
                                                                      163,416

               Other assets
                 Deferred income taxes                                    397
                 Deferred charges & other assets                        1,092
                                                                        1,489
                                                                     $265,943
                                                                   EXHIBIT A
                                                                PAGE 6 OF 40


                       TECO TRANSPORT & TRADE CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 22,571
                 Interest accrued                                         481
                 Taxes accrued                                           (889)
                                                                       22,163
               Deferred income taxes                                   22,995
               Investment tax credit                                    2,423
               Other deferred credits                                  11,274

               Long-term debt, less amount due within one year        110,600

               Common stock                                            52,133
               Retained earnings                                       44,355
                                                                     $265,943
                                                                   EXHIBIT A
                                                                PAGE 7 OF 40


                       TECO TRANSPORT & TRADE CORPORATION
                          CONSOLIDATED INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                              $207,528

               Expenses
                 Operation                                            119,646
                 Maintenance                                           15,454
                 Depreciation                                          27,368
                 Taxes-other than income                                6,179
                                                                      168,647
               Income from operations                                  38,881

               Other income                                               201

               Income before interest & income taxes                   39,082

               Interest expense                                         4,148

               Income before provision for income taxes                34,934
               Provision for income taxes                              12,267


               Net income                                            $ 22,667
                                                                   EXHIBIT A
                                                                PAGE 8 OF 40


                       TECO TRANSPORT & TRADE CORPORATION
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                           $44,809

               Add
                 Net income                                            22,667
                                                                       67,476
               Deduct
                 Cash dividends on capital stock
                   Common                                              23,121

               Balance, end of period                                 $44,355
                                                                   EXHIBIT A
                                                                PAGE 9 OF 40


                              TECO COAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $  1,013
                 Short-term investments                                     6
                 Receivables, less allowance for uncollectibles        30,882
                 Inventories, at average cost
                   Fuel                                                 4,622
                   Materials and supplies                               1,543
                 Prepayments                                            2,455
                                                                       40,521

               Property, plant and equipment, at original cost
                 Construction work in progress                          1,611
                 Other property                                       195,429
                                                                      197,040
                 Less accumulated depreciation                         77,683
                                                                      119,357

               Other assets
                 Deferred income taxes                                  4,064
                 Deferred charges & other assets                       17,977
                                                                       22,041
                                                                     $181,919
                                                                   EXHIBIT A
                                                               PAGE 10 OF 40


                              TECO COAL CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 24,209
                 Taxes accrued                                          3,101
                                                                       27,310
               Deferred income taxes                                    2,146
               Other deferred credits                                   2,949

               Common stock                                           131,677
               Retained earnings                                       17,837
                                                                     $181,919
                                                                   EXHIBIT A
                                                               PAGE 11 OF 40


                              TECO COAL CORPORATION
                          CONSOLIDATED INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                              $207,488

               Expenses
                 Operation                                            151,488
                 Maintenance                                           10,450
                 Depreciation                                          11,404
                 Taxes-other than income                               15,797
                                                                      189,139
               Income from operations                                  18,349

               Other income                                                 6

               Income before interest & income taxes                   18,355

               Interest expense                                            (5)

               Income before provision for income taxes                18,360
               Provision for income taxes                               4,518

               Net income                                            $ 13,842
                                                                   EXHIBIT A
                                                               PAGE 12 OF 40


                              TECO COAL CORPORATION
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                           $19,121

               Add
                 Net income                                            13,842
                                                                       32,963
               Deduct
                 Cash dividends on capital stock
                   Common                                              15,126

               Balance, end of period                                 $17,837
                                                                   EXHIBIT A
                                                               PAGE 13 OF 40


                           TECO PROPERTIES CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                            $   282
                 Receivables, less allowance for uncollectibles        11,643
                 Prepayments                                               18
                                                                       11,943

               Property, plant and equipment, at original cost
                 Other property                                        23,416

                 Less accumulated depreciation                          2,338
                                                                       21,078

               Other assets
                 Other investments                                     17,525
                 Deferred income taxes                                  1,147
                 Deferred charges & other assets                          421
                                                                       19,093
                                                                      $52,114
                                                                   EXHIBIT A
                                                               PAGE 14 OF 40


                           TECO PROPERTIES CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                        $   168
                 Accounts payable                                         125
                 Taxes accrued                                             58
                                                                          351
               Deferred income taxes                                    1,068

               Common stock                                            49,985
               Retained earnings                                          710
                                                                      $52,114
                                                                   EXHIBIT A
                                                               PAGE 15 OF 40


                           TECO PROPERTIES CORPORATION
                          CONSOLIDATED INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                                $4,523

               Expenses
                 Operation                                              1,126
                 Maintenance                                              156
                 Depreciation                                             536
                 Taxes-other than income                                  295
                                                                        2,113

               Income from operations                                   2,410
               Other income                                              (127)
               Income before provision for income taxes                 2,283
               Provision for income taxes                                 897

               Net income                                              $1,386
                                                                   EXHIBIT A
                                                               PAGE 16 OF 40


                           TECO PROPERTIES CORPORATION
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                          ($   578)

               Add
                 Net income                                             1,386
                                                                          808

               Deduct
                 Cash dividends on capital stock
                   Common                                                  98


               Balance, end of period                                 $   710
                                                                   EXHIBIT A
                                                               PAGE 17 OF 40


                           TECO COALBED METHANE, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    149
                 Receivables, less allowance for uncollectibles         9,105
                                                                        9,254

               Property, plant and equipment, at original cost
                 Other property                                       207,057

                 Less accumulated depreciation                         77,908

                                                                      129,149

                                                                     $138,403
                                                                   EXHIBIT A
                                                               PAGE 18 OF 40


                           TECO COALBED METHANE, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $    530
                 Notes payable                                         94,933
                 Accounts payable                                       1,636
                 Taxes accrued                                           (496)
                                                                       96,603
               Deferred income taxes                                   30,065
               Other deferred credits                                   1,044

               Long-term debt, less amount due within one year          1,201

               Retained earnings                                        9,490
                                                                     $138,403
                                                                   EXHIBIT A
                                                               PAGE 19 OF 40


                           TECO COALBED METHANE, INC.
                                INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                               $47,429

               Expenses
                 Operation                                             17,163
                 Depreciation                                          15,425
                 Taxes-other than income                                2,676
                 Taxes-section 29 credits                             (19,602)
                                                                       15,662
               Income before interest & income taxes                   31,767

               Interest expense                                           179

               Income before provision for income taxes                31,588
               Provision for income taxes                               4,585

               Net income                                             $27,003
                                                                   EXHIBIT A
                                                               PAGE 20 OF 40


                           TECO COALBED METHANE, INC.
                         STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                           $ 7,405

               Add
                 Net income                                            27,003
                                                                       34,408
               Deduct
                 Cash dividends on capital stock
                   Common                                              24,918

               Balance, end of period                                 $ 9,490
                                                                   EXHIBIT A
                                                               PAGE 21 OF 40


                             TECO INVESTMENTS, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                             $    64
                 Receivables, less allowance for uncollectibles          6,907
                                                                         6,971

               Other assets
                 Other investments                                      63,186
                                                                       $70,157
                                                                   EXHIBIT A
                                                               PAGE 22 OF 40


                             TECO INVESTMENTS, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                     $   139
                 Taxes accrued                                            442
                                                                          581
               Deferred income taxes                                   63,695

               Common stock                                             5,169
               Retained earnings                                          712
                                                                      $70,157
                                                                   EXHIBIT A
                                                               PAGE 23 OF 40


                             TECO INVESTMENTS, INC.
                                INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                                $1,774

               Expenses
                 Operation                                              1,667

               Income before provision for income taxes                   107
               Provision for income taxes                              (1,025)

               Net income                                              $1,132
                                                                   EXHIBIT A
                                                               PAGE 24 OF 40


                             TECO INVESTMENTS, INC.
                         STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                           $ 1,030

               Add
                 Net income                                             1,132
                                                                        2,162
               Deduct
                 Cash dividends on capital stock
                   Common                                               1,450

               Balance, end of period                                 $   712
                                                                   EXHIBIT A
                                                               PAGE 25 OF 40


                               TECO FINANCE, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $     85
                 Receivables, less allowance for uncollectibles       207,718
                 Prepayments                                            1,335
                                                                     $209,138
                                                                   EXHIBIT A
                                                               PAGE 26 OF 40


                               TECO FINANCE, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $ 20,000
                 Notes payable                                        204,600
                 Accounts payable                                         129
                 Interest accrued                                         740
                 Taxes accrued                                         (1,284)
                                                                      224,185

               Long-term debt, less amount due within one year         30,000

               Common stock                                               100
               Retained earnings                                      (45,147)
                                                                     $209,138
                                                                   EXHIBIT A
                                                               PAGE 27 OF 40


                               TECO FINANCE, INC.
                                INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                               $ 1,002

               Expenses
                 Operation                                                 99
                 Depreciation                                               -
                                                                           99
               Income before interest & income taxes                      903

               Interest expense                                        16,963

               Income before provision for income taxes               (16,060)
               Provision for income taxes                              (6,195)

               Net income                                            ($ 9,865)
                                                                   EXHIBIT A
                                                               PAGE 28 OF 40


                               TECO FINANCE, INC.
                         STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                          ($35,282)

               Add
                 Net income                                            (9,865)
                                                                      (45,147)

               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                ($45,147)
                                                                   EXHIBIT A
                                                               PAGE 29 OF 40


                              TECO OIL & GAS, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                             $     -
               Receivables, less allowance for uncollectibles            2,535
                                                                         2,535

               Property, plant and equipment, at original cost
                 Other property                                         15,799

                 Less accum. Deprec.                                     1,013
                                                                        14,786
               Other assets
                 Other investments                                       3,675
                                                                       $20,996
                                                                   EXHIBIT A
                                                               PAGE 30 OF 40



                              TECO OIL & GAS, INC.
                                  BALANCE SHEET
                                  DEC. 31, 1996
                             (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                        $20,145
                 Accounts payable                                         209
                 Taxes accrued                                         (1,032)
                                                                       19,322

               Deferred income taxes                                    2,991

               Common stock                                                 1
               Retained earnings                                       (1,318)
                                                                      $20,996
                                                                   EXHIBIT A
                                                               PAGE 31 OF 40


                              TECO OIL & GAS, INC.
                                INCOME STATEMENT
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Revenues                                                $4,743

               Expenses
                 Operation                                              4,541
                 Depreciation                                           1,551
                                                                        6,092
               Income before provision for income taxes                (1,349)
               Provision for income taxes                                (468)

               Net income                                             ($  881)
                                                                   EXHIBIT A
                                                               PAGE 32 OF 40


                              TECO OIL & GAS, INC.
                         STATEMENT OF RETAINED EARNINGS
                        TWELVE MONTHS ENDED DEC. 31, 1996
                             (thousands of dollars)



               Balance, beginning of period                            $ (437)

               Add
                 Net income                                              (881)
                                                                       (1,318)
               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                 ($1,318)

                                                                   EXHIBIT A
                                                               PAGE 33 OF 40

                                     TECO POWER SERVICES CORPORATION
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1996
                                          (thousands of dollars)


                                          TPS         TPS        TPS                   Hardee
                        TECO Power     Intern l     Panama   Guatemala                 Power
ASSETS                 (parent only)     Power        One       One        TCAE       Partners
Current assets
  Cash and cash
   equivalents           $   143        $  131     $    1    $   110   $  3,676      $  2,059
  Receivables             52,224           431          -         (2)     1,575         7,143
  Inventories at average
    cost
      Fuel                     -            -          -          -          -            625
      Materials and
        supplies               -            -          -           -         643        2,482
  Prepayments                 15            -          -         291         423           45
                          52,382          562          1         399       6,317       12,354
Investment in
  subsidiaries            48,617            -          -      50,171           -            -

Property, plant &
  equipment, at
  original cost
    Plant in service           -            -          -           -      41,472      206,621
    Other property           989            -          -           -         288            -
                             989            -          -           -      41,760      206,621
    Less accum. deprec.     (330)           -          -           -      (1,994)     (24,651)
                             659            -          -           -      39,766      181,970
Other assets
  Deferred charges &
    other assets             844          111          -       2,064       4,799        4,118
                         $102,502       $ 673      $    1    $52,634    $ 50,882     $198,442

                                                                   EXHIBIT A
                                                               PAGE 34 OF 40

                                     TECO POWER SERVICES CORPORATION
                                 CONSOLIDATING BALANCE SHEET (Continued)
                                              DEC. 31, 1996
                                          (thousands of dollars)



                          Hardee             Hardee            TPS        Elimin-    TECO Power
ASSETS                    Power I          Power II        Operation     ations   (Consolidated)
Current assets
  Cash and cash
   equivalents           $      -          $       -        $  1,259   $       -     $   7,379
  Receivables               3,499             10,296             237     (66,290)        9,113
  Inventories at average
    cost
      Fuel                      -                 -                -           -           625
      Materials and
        supplies                -                 -                -           -         3,125
  Prepayments                   -                 -                1           -           775
                            3,499            10,296            1,497    ( 66,290)       21,017
Investment in
  subsidiaries             10,877(1)         32,833               -     (137,401)        5,097

Property, plant &
  equipment, at
  original cost
    Plant in service            -                 -               -            -       248,093
    Other property              -                 -               -            -         1,278
                                -                 -               -            -       249,371
    Less accum. deprec.         -                 -               -            -       (26,976)
                                -                 -               -            -       222,395
Other assets
  Deferred charges &
    other assets                -                 -               -            -        11,936
                         $ 14,376          $  43,129        $  1,497   $(203,691)    $ 260,445

1  Investment in subsidiaries represent Hardee Power I s general partnership interest in Hardee
   Power Partners.  The subsidiary is not consolidated at the Hardee Power I level. The financial statements of Hardee Power Partners are shown in full on pages 33 through 40.

                                                                   EXHIBIT A
                                                               PAGE 35 OF 40

                                     TECO POWER SERVICES CORPORATION
                                       CONSOLIDATING BALANCE SHEET
                                              DEC. 31, 1996
                                          (thousands of dollars)

                                        TPS        TPS        TPS                     Hardee
LIABILITIES AND         TECO Power     Int l      Panama    Guatemala                   Power
CAPITAL               (parent only)    Power       One         One         TCAE       Partners
Current Liabilities
Long-term debt due
  within one year       $      -      $     -     $    -     $      -    $     -     $  5,089
Notes payable                  -           -            -           -          -        2,540
Accounts payable          47,224         871            -      50,078      34,935       2,221
Interest accrued               -           -            -           -          -          975
Taxes accrued                989           -            -         990       3,039           -
                          48,213         871            -      51,068      37,974      10,825

Deferred income taxes       (848)          -           -           6         169            -
Other deferred credits         3           -           -           -         956          520
Long-term debt, less
  amount due within one
  year                         -           -           -           -           -      143,386
Partners capital - HPI         -           -           -           -           -       10,972
Subordinated debt - HPI        -           -           -           -           -            1
Partners capital - HPII        -           -           -           -           -       32,916
Subordinated debt - HPII       -           -           -           -           -            3
Partners capital - TPS
  Guatemala One                -           -           -           -       1,191            -
Minority Interests             -           -           -           -           -            -
Common stock              52,341           -           1           1           -            -
Retained earnings          2,793        (198)          -       1,559      10,592         (181)
                        $102,502      $   673     $    1    $ 52,634    $ 50,882      $198,442

                                                                   EXHIBIT A
                                                               PAGE 36 OF 40



                                     TECO POWER SERVICES CORPORATION
                                 CONSOLIDATING BALANCE SHEET (Continued)
                                              DEC. 31, 1996
                                          (thousands of dollars)

                                                                TCAE
LIABILITIES AND          Hardee      Hardee        TPS        Minority    Elimin-    TECO Power
CAPITAL                  Power I    Power II    Operation     Interest    ations   (Consolidated)
Current Liabilities
Long-term debt due
  within one year      $      -    $      -     $     -        $   -   $       -    $   5,089
Notes payable                 -           -           -            -           -        2,540
Accounts payable              -           -       1,556         (631)     (99,798)     36,456
Interest accrued              -           -           -            -            -         975
Taxes accrued                 7          19         (60)           -            -       4,984
                              7          19       1,496         (631)     (99,798)     50,044

Deferred income taxes     2,556       7,670           -            -            -       9,553
Other deferred credits        -           -           -            -            -       1,479
Long-term debt, less
  amount due within one
  year                        -           -           -            -            -     143,386
Partners capital - HPI        -           -           -            -      (10,972)          -
Subordinated debt - HPI       -           -           -            -           (1)          -
Partners capital - HPII       -           -           -            -      (32,916)          -
Subordinated debt - HPII      -           -           -            -           (3)          -
Partners capital - TPS
  Guatemala One               -           -           -          (22)      (1,169)          -
Minority Interests            -           -           -          849            -         849
Common stock             10,973      32,919           1            -      (43,895)     52,341
Retained earnings           840       2,521           -         (196)     (14,937)      2,793
                       $ 14,376    $ 43,129     $ 1,497        $   -    $(203,691)  $ 260,445

                                                                   EXHIBIT A
                                                               PAGE 37 OF 40

                                     TECO POWER SERVICES CORPORATION
                                      CONSOLIDATING INCOME STATEMENT
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)

                                           TPS          TPS           TPS                Hardee
                        TECO Power       Intern l      Panama       Guatemala              Power
                       (parent only)       Power         One          One        TCAE     Partners

Revenues                  $      -         $   -       $     -      $ 7,171    $ 15,145   $ 72,925

Expenses
  Operation                  2,158           305             -          748       3,902      2,874
  Maintenance                    -             -             -            -           -        582
  Fuel                           -             -             -            -           -     16,660
  Depreciation                  80             -             -          394       1,649      6,307
  BB4 - pass through             -             -             -            -           -     20,505
  Taxes other than income       -              -             -            -         105      3,092
                             2,238           305             -        1,142       5,656     50,020
Income from operations     (2,238)          (305)            -        6,029       9,489     22,905
Other income                   78              -             -            -         169        103
Income before interest &
  income taxes             (2,160)          (305)            -        6,029       9,658     23,008
Interest charges
  Long-term debt                -              -             -            -           -     11,937
  Other interest expense        -              -             -            -           -         67
                                -              -             -            -           -     12,004

Income before provision
  for income taxes         (2,160)          (305)            -        6,029       9,658     11,004

Provision for income
  taxes                      (729)          (107)            -        1,245       2,358          -
Net income                $ (1,431)        $(198)      $     -      $ 4,784    $  7,300   $ 11,004

                                                                   EXHIBIT A
                                                               PAGE 38 OF 40

                                     TECO POWER SERVICES CORPORATION
                                CONSOLIDATING INCOME STATEMENT (Continued)
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)




                          Hardee             Hardee           TPS         Elimin-    TECO Power
                          Power I          Power II        Operation     ations   (Consolidated)

Revenues                  $ 2,751           $ 8,253         $    -     $ (18,176)     $88,069

Expenses
  Operation                     -                  -             -             -        9,987
  Maintenance                   -                  -             -             -          582
  Fuel                          -                  -             -             -       16,660
  Depreciation                  -                  -             -             -        8,430
  BB4 - pass through            -                  -             -             -       20,505
  Taxes other than income       -                  -             -             -        3,197
                                -                  -             -             -       59,361
Income from operations      2,751              8,253              -      (18,176)      28,708
Other income                    -                  -              -         (129)         221
Income before interest &
  income taxes              2,751              8,253              -      (18,305)      28,929

Interest charges
  Long-term debt                -                  -              -            -       11,937
  Other interest expense        -                  -              -            -           67
                                -                  -              -            -       12,004

Income before provision
  for income taxes          2,751              8,253              -      (18,305)      16,925

Provision for income
  taxes                     1,061              3,184              -            -        7,012

Net income                $ 1,690            $ 5,069         $    -     $(18,305)     $ 9,913

                                                                   EXHIBIT A
                                                               PAGE 39 OF 40

                                      TECO POWER SERVICES CORPORATION
                               CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)


                                          TPS          TPS          TPS                  Hardee
                        TECO Power      Intern l      Panama     Guatemala                Power
                       (parent only)      Power         One          One        TCAE     Partners

Balance, beginning
  of period               $ 2,875        $   -       $    -     $ 1,561     $  3,141    $    (45)

Add: Net income            9,913(1)       (198)            -       4,784       7,451      11,004
                           12,788         (198)            -       6,345      10,592      10,959

Deduct:dividends on
  Common stock              9,995            -             -       4,786           -      11,140

Balance, end of
period                    $ 2,793        $(198)      $    -     $  1,559     $  10,592  $   (181)


1 Includes $11,344 of TECO Power Service s equity in earnings of subsidiaries.

                                                                   EXHIBIT A
                                                               PAGE 40 OF 40

                                     TECO POWER SERVICES CORPORATION
                         CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
                                    TWELVE MONTHS ENDED DEC. 31, 1996
                                          (thousands of dollars)


                                                                TCAE
                          Hardee       Hardee       TPS       Minority   Elimin-    TECO Power
                         Power I      Power II   Operation    Interest    ations   (Consolidated)
Balance, beginning
  of period             $   816        $ 2,446     $     -      $(393)   $ (7,526)    $  2,875

Add: Net income           1,690          5,069           -        197     (29,997)       9,913
                          2,506          7,515           -       (196)    (37,523)      12,788

Deduct:dividends on
  capital stock
  Common                  1,666          4,994           -          -     (22,586)       9,995

Balance, end of
  period                $   840        $ 2,521     $    -       $(196) $  (14,937)    $  2,793

                                                       EXHIBIT B
                                                       PAGE 1 OF 1



                      FINANCIAL DATA SCHEDULE




A financial data schedule was filed as Exhibit 27 (EX-27) part of the electronic filing of this document made with the Securities and Exchange Commission via EDGAR.
                                                         EXHIBIT C
                                                       PAGE 1 OF 1


                 ABBREVIATED ORGANIZATIONAL CHART
             SHOWING THE RELATIONSHIP BETWEEN EACH EWG
        OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
                   IN THE HOLDING-COMPANY SYSTEM


                  TECO Energy

                         TECO Power

                              TPS Guatemala One

                                    TCAE



            At Dec. 31, 1996:

            TECO Energy had a 100-percent ownership interest in TECO Power.

            TECO Power had a 100-percent ownership interest in TPS Guatemala One.

            TPS Guatemala One had a 98.15-percent ownership interest in TCAE.